Contact

www.linkedin.com/in/devang-jariwala-494230230 (LinkedIn)

Top Skills

KPI Reporting
SEC Financial Reporting
Accounting

Devang Jariwala

Director of Finance
Dallas-Fort Worth Metroplex

Experience

Nada Inc.

1 year 3 months

Director of Finance
April 2023 - Present (9 months)

Financial Planning and Analysis Manager
October 2022 - April 2023 (7 months)

Pegasus Hospitality Group

Financial Specialist
June 2015 - Present (8 years 7 months)

NewcrestImage

4 years 1 month

Financial Planning and Analysis Manager
January 2020 - October 2022 (2 years 10 months)

Senior Operations and Financial Analyst
March 2019 - January 2020 (11 months)

Operations and Financial Analyst
October 2018 - March 2019 (6 months)

Kriya RevGEN

Revenue Management Analyst
September 2017 - October 2018 (1 year 2 months)

Education

The University of Texas at Austin

· (May 2015)